Mail Stop 4561

February 12, 2007

Mr. Robert M. Daugherty
President, Chief Executive Officer and Director
AmericanWest Bancorporation
41 West Riverside Avenue, Suite 400
Spokane, Washington 99201

   Re: **AmericanWest Bancorporation**
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed March 8, 2006
     File No. 000-18561

Dear Mr. Daugherty:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Kevin W. Vaughn
        Accounting Branch Chief